FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.
Exact Name of Registrant as Specified in Charter

0001018905
Registrant CIK Number

Form 8-K, ~~May 31, 2005~~ Series 2005-1
May 31, 2005

333-117991

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
JUN 03 2005
WASH. D.C. 213 SECTION


05056902


PROCESSED
JUN 06 2005
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ____________________
Name: Richard J. Johnson
Title: EVP; CFO

Dated: June 2, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Summary
Total Balance: $633,912,319.94
Avg Loan Balance: $289,854.74
WA Gross Rate: 6.092%
WA Net Rate: 5.679%
WA FICO: 693
WA LTV: 75
WA Rem Term: 359
WA Months to Reset: 29
As of Date: 2005-05-01
WA Gross Margin: 3.698%
WA First Periodic Cap: 3.1%
WA Max Rate: 12.014%
IO%: 93%
Cal %: 62%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	115	10,022,400	1.58	6.432	6.049	688	72.32	89.27	15.98
$100,000.01 - $150,000.00	285	35,868,806	5.66	6.311	5.893	685	75.87	92.72	26.02
$150,000.01 - $200,000.00	349	61,102,995	9.64	6.217	5.780	689	75.91	90.27	16.75
$200,000.01 - $250,000.00	345	77,619,406	12.24	6.100	5.671	691	74.96	90.52	15.62
$250,000.01 - $300,000.00	267	73,207,758	11.55	6.139	5.748	691	76.38	91.52	9.74
$300,000.01 - $359,699.00	244	80,300,468	12.67	6.142	5.730	695	76.38	90.70	7.78
$359,699.01 - $600,000.00	466	209,405,396	33.03	6.041	5.623	696	75.37	88.43	11.21
$600,000.01 - $800,000.00	94	63,312,790	9.99	5.910	5.518	695	71.18	85.42	8.27
$800,000.01 - $1,000,000.00	15	13,672,302	2.16	5.829	5.454	700	72.55	78.37	12.77
$1,000,000.01 - $1,250,000.00	4	4,406,250	0.70	5.777	5.402	703	70.06	71.78	48.79
$1,250,000.01 - $1,500,000.00	1	1,400,000	0.22	6.875	6.500	784	68.30	68.30	0.00
$1,500,000.01 - $1,750,000.00	1	1,593,750	0.25	6.125	5.750	748	75.00	75.00	0.00
$1,750,000.01 - $2,000,000.00	1	2,000,000	0.32	5.625	5.250	647	57.15	65.72	100.00
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: $57,200.00
Maximum: $2,000,000.00
Average: $289,854.74

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.501% - 4.000%	1	179,000	0.03	3.990	3.615	650	74.90	100.00	100.00
4.001% - 4.500%	8	2,838,198	0.45	4.358	3.983	707	77.39	91.27	14.97
4.501% - 5.000%	73	23,438,920	3.70	4.899	4.524	714	72.63	85.14	14.52
5.001% - 5.500%	346	107,895,003	17.02	5.367	4.985	705	71.61	85.71	12.29
5.501% - 6.000%	673	212,060,882	33.45	5.816	5.426	699	73.60	87.22	15.83
6.001% - 6.500%	566	156,823,412	24.74	6.298	5.884	686	76.23	91.40	11.57
6.501% - 7.000%	325	83,409,312	13.16	6.782	6.326	682	77.59	91.40	10.89
7.001% or more	195	47,267,595	7.46	7.790	7.263	678	81.46	93.78	6.79
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 3.990%
Maximum: 11.875%
Weighted Average: 6.092%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000% or less	1	238,500	0.04	6.190	4.685	673	90.00	90.00	100.00
2.001% - 2.250%	109	40,894,495	6.45	5.854	5.479	721	75.85	83.73	19.90
2.251% - 2.500%	23	9,322,307	1.47	5.798	5.423	707	78.82	93.54	0.00
2.501% - 2.750%	49	15,328,889	2.42	6.416	6.041	697	78.82	86.00	0.00
2.751% - 3.000%	400	116,954,972	18.45	5.864	5.478	733	74.00	89.71	4.53
3.001% - 3.250%	214	63,205,788	9.97	6.003	5.628	705	74.58	89.08	11.43
3.251% - 3.500%	277	83,103,761	13.11	5.964	5.574	708	72.18	89.71	3.40
3.501% - 3.750%	474	144,104,334	22.73	6.203	5.823	665	72.32	86.33	5.84
3.751% - 4.000%	102	28,650,706	4.52	5.952	5.570	678	75.07	87.94	3.09
4.001% - 4.250%	13	2,309,505	0.36	6.443	5.925	679	79.13	86.54	30.68
4.251% - 4.500%	17	3,509,335	0.55	6.599	6.122	692	80.42	89.29	51.81
4.501% - 4.750%	28	6,058,688	0.96	6.009	5.528	667	81.26	93.42	72.08
4.751% - 5.000%	222	60,869,931	9.60	6.350	5.883	682	79.82	92.40	9.75
5.001% - 5.250%	28	6,637,116	1.05	6.198	5.590	656	81.31	92.45	52.11
5.251% - 5.500%	48	13,137,621	2.07	6.337	5.758	659	80.58	92.84	56.20
5.501% - 5.750%	60	13,162,172	2.08	6.172	5.675	659	77.79	93.35	64.31
5.751% - 6.000%	51	11,977,205	1.89	6.472	5.855	654	77.55	90.74	44.32
6.001% - 6.250%	24	5,884,419	0.93	6.376	5.938	647	78.02	95.38	84.08
6.251% - 6.500%	18	3,179,192	0.50	6.686	5.731	627	80.99	92.85	80.32
6.501% - 6.750%	10	2,014,845	0.32	7.143	6.207	646	82.87	98.23	69.16
6.751% - 7.000%	6	807,550	0.13	7.288	6.524	616	80.45	91.41	81.38
7.001% - 7.250%	9	1,640,590	0.26	7.562	7.187	642	85.32	99.36	70.63
7.251% - 7.500%	2	374,650	0.06	7.663	6.045	637	87.10	92.73	27.33
8.001% - 8.250%	1	175,750	0.03	9.250	6.965	691	95.00	95.00	0.00
8.251% - 8.500%	1	370,000	0.06	8.520	8.145	657	100.00	100.00	0.00
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 1.000%
Maximum: 8.270%
Weighted Average: 3.698%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	1	134,000	0.02	5.740	3.435	613	86.46	86.46	100.00
3.501% - 4.000%	9	2,709,674	0.43	4.982	3.792	664	81.25	91.81	48.66
4.001% - 4.500%	54	18,160,361	2.86	5.028	4.388	698	75.58	84.93	19.95
4.501% - 5.000%	243	75,141,310	11.85	5.310	4.845	709	73.06	86.69	17.03
5.001% - 5.500%	658	208,449,136	32.88	5.715	5.320	701	73.02	86.52	13.75
5.501% - 6.000%	598	171,519,262	27.06	6.182	5.791	688	75.28	89.81	11.65
6.001% - 6.500%	397	103,385,323	16.31	6.669	6.291	685	76.87	92.34	10.95
6.501% - 7.000%	115	25,922,912	4.09	7.194	6.771	679	79.14	92.82	5.90
7.001% or more	112	28,490,343	4.49	8.062	7.645	676	81.49	94.70	6.70
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 3.435%
Maximum: 11.500%
Weighted Average: 5.679%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	2,017	590,936,529	93.22	6.069	5.656	695	74.90	89.34	12.75
Fully Amortizing	170	42,975,791	6.78	6.403	6.001	678	76.46	84.08	13.77
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
301 - 330	15	3,753,917	0.59	5.657	5.261	653	81.34	81.34	13.80
351 - 355	5	1,893,103	0.30	5.158	4.783	691	74.14	86.00	13.24
356 - 360	2,167	628,265,299	99.11	6.097	5.685	694	74.97	89.03	12.81
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 319
Maximum: 360
Weighted Average: 359

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	909	269,351,717	42.49	6.087	5.690	697	73.32	87.57	7.17
1 - 6	1,260	359,814,186	56.76	6.103	5.678	691	76.21	90.15	17.08
7 - 12	3	992,500	0.16	5.051	4.676	687	70.58	76.58	0.00
25 - 36	8	2,651,062	0.42	5.657	5.282	648	77.24	77.24	19.54
37 - 60	7	1,102,855	0.17	5.657	5.208	668	91.21	91.21	0.00
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 MO LIBOR	3	1,304,500	0.21	6.489	5.960	673	72.05	75.68	0.00
1 YR LIBOR	221	67,799,178	10.70	5.879	5.496	696	76.42	90.34	10.76
6 MO LIBOR	1,963	564,808,642	89.10	6.117	5.701	693	74.84	88.85	13.10
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 12	406	126,451,720	19.95	5.874	5.460	692	76.31	91.54	3.61
13 - 24	1,110	297,178,565	46.88	6.256	5.823	684	76.41	92.25	17.69
25 - 36	305	93,648,122	14.77	6.084	5.699	702	73.26	84.91	8.58
37 - 48	3	800,300	0.13	5.941	5.566	721	74.55	89.74	0.00
49 - 60	337	106,227,106	16.76	5.921	5.541	710	71.20	81.18	11.43
61 - 72	11	2,262,005	0.36	6.189	5.734	705	72.05	84.38	0.00
73 - 84	12	5,480,502	0.86	5.712	5.337	731	73.30	78.47	43.95
85 - 96	1	294,000	0.05	5.875	5.500	674	70.00	75.00	0.00
109 - 120	2	1,570,000	0.25	5.917	5.542	727	76.66	79.97	100.00
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1.000%	246	77,147,089	12.17	5.876	5.445	695	76.86	91.77	3.27
2.000%	186	54,664,890	8.62	5.921	5.537	691	75.95	91.79	3.70
3.000%	1,378	393,806,767	62.12	6.133	5.736	695	73.54	87.59	7.99
5.000%	134	49,779,536	7.85	6.247	5.872	712	79.22	89.89	14.35
6.000%	243	58,514,038	9.23	6.132	5.575	668	77.93	91.28	65.13
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.104%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
9.501% - 10.000%	6	2,883,500	0.45	5.676	5.231	682	72.41	79.60	6.21
10.001% - 10.500%	27	11,520,139	1.82	5.080	4.705	730	78.13	86.96	26.03
10.501% - 11.000%	105	37,132,428	5.86	5.282	4.907	714	75.06	86.78	17.99
11.001% - 11.500%	356	107,922,137	17.02	5.488	5.105	702	71.46	86.16	9.40
11.501% - 12.000%	677	207,494,564	32.73	5.895	5.497	697	73.60	87.33	14.88
12.001% or more	1,016	266,959,552	42.11	6.650	6.208	683	77.42	91.89	11.39
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 9.875%
Maximum: 17.875%
Weighted Average: 12.014%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	170	42,975,791	6.78	6.403	6.001	678	76.46	84.08	13.77
10	55	22,036,128	3.48	6.243	5.868	710	79.58	90.27	0.00
24	1	155,700	0.02	6.000	5.625	675	79.89	100.00	0.00
36	28	6,711,635	1.06	6.140	5.765	696	81.10	92.87	2.79
60	1,876	537,667,760	84.82	6.070	5.653	693	74.65	89.52	12.94
84	3	1,563,400	0.25	5.729	5.354	779	84.56	84.56	100.00
120	54	22,801,906	3.60	5.882	5.507	715	73.82	83.26	17.79
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	465	143,272,194	22.60	6.270	5.877	699	75.89	87.33	11.13
6	16	4,552,474	0.72	6.258	5.883	691	71.44	90.22	0.00
7	3	929,685	0.15	6.109	5.734	762	78.61	91.81	0.00
12	442	147,362,378	23.25	5.823	5.431	701	72.78	87.22	6.99
24	844	221,465,524	34.94	6.168	5.729	684	76.13	91.53	20.72
36	327	90,291,619	14.24	6.049	5.632	692	75.51	88.71	9.35
48	1	144,800	0.02	6.000	5.625	703	80.00	80.00	0.00
60	89	25,893,646	4.08	6.104	5.706	700	71.85	86.98	2.74
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	24	7,029,149	1.11	5.674	5.299	686	38.54	39.24	2.52
50.01% - 55.00%	14	4,093,900	0.65	5.613	5.238	681	52.91	56.91	8.35
55.01% - 60.00%	28	10,647,351	1.68	5.743	5.368	675	57.48	64.61	21.39
60.01% - 65.00%	68	25,881,319	4.08	5.772	5.397	683	63.83	69.19	7.72
65.01% - 70.00%	751	220,286,826	34.75	5.831	5.456	702	69.82	87.61	5.59
70.01% - 75.00%	94	26,459,850	4.17	6.149	5.774	687	73.82	83.58	23.06
75.01% - 80.00%	1,074	303,086,503	47.81	6.260	5.885	691	79.82	94.44	15.80
80.01% - 85.00%	29	7,942,539	1.25	6.272	5.250	668	84.09	84.79	40.10
85.01% - 90.00%	69	19,382,849	3.06	6.655	5.612	678	89.29	89.74	25.90
90.01% - 95.00%	31	7,703,784	1.22	7.175	6.122	684	94.88	94.88	16.31
95.01% - 100.00%	5	1,398,250	0.22	6.928	6.201	669	99.79	100.00	51.12
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 9.37
Maximum: 100.00
Weighted Average: 75.01

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	22	6,588,299	1.04	5.652	5.277	686	37.95	37.95	2.69
50.01% - 55.00%	11	2,157,650	0.34	5.625	5.250	690	52.74	52.74	15.85
55.01% - 60.00%	24	7,538,351	1.19	5.611	5.236	679	56.33	57.51	3.69
60.01% - 65.00%	54	20,757,934	3.27	5.693	5.318	682	63.21	63.62	7.42
65.01% - 70.00%	139	49,250,905	7.77	5.792	5.417	691	68.73	69.27	8.81
70.01% - 75.00%	48	17,907,303	2.82	6.066	5.691	697	72.51	73.53	11.06
75.01% - 80.00%	247	77,988,858	12.30	6.041	5.666	689	77.07	79.58	8.30
80.01% - 85.00%	60	21,854,868	3.45	5.996	5.386	678	75.65	84.26	23.67
85.01% - 90.00%	325	96,094,388	15.16	6.158	5.649	698	76.00	89.63	9.03
90.01% - 95.00%	371	89,357,436	14.10	6.295	5.862	701	76.71	94.82	6.68
95.01% - 100.00%	886	244,416,328	38.56	6.144	5.767	693	77.50	99.93	18.95
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum: 9.37
Maximum: 100.00
Weighted Average: 88.98

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	1,111	395,992,109	62.47	5.967	5.570	697	74.13	87.96	9.73
Florida	275	54,467,360	8.59	6.303	5.863	692	74.80	89.50	10.68
Virginia	86	23,757,261	3.75	6.475	5.969	686	79.50	95.21	15.06
Nevada	87	21,980,203	3.47	6.147	5.757	686	76.11	90.78	9.81
Maryland	72	20,282,494	3.20	6.476	6.039	689	77.71	91.27	26.27
Other	556	117,432,892	18.53	6.261	5.828	685	76.47	90.17	22.03
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	316	116,522,811	18.38	5.960	5.567	699	74.75	87.14	12.17
South CA	795	279,469,298	44.09	5.970	5.571	696	73.87	88.31	8.71
States Not CA	1,076	237,920,211	37.53	6.300	5.861	687	76.46	90.67	17.97
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
90291	4	3,153,440	0.50	5.869	5.494	685	72.03	79.22	0.00
95076	7	3,147,320	0.50	5.900	5.525	700	71.72	80.16	0.00
93906	6	2,923,507	0.46	5.773	5.398	693	74.73	86.18	0.00
92592	6	2,819,758	0.44	5.799	5.424	683	78.90	97.53	8.57
94587	8	2,616,757	0.41	6.362	5.987	698	73.98	92.81	0.00
92880	6	2,521,200	0.40	5.588	5.076	724	79.52	92.79	0.00
92882	6	2,388,248	0.38	5.985	5.610	669	74.30	86.60	15.91
92270	4	2,373,350	0.37	5.528	5.153	730	70.00	79.38	28.02
92114	7	2,293,600	0.36	5.860	5.287	677	78.07	92.94	13.43
92683	6	2,167,202	0.34	6.160	5.785	711	73.49	95.97	0.00
Other	2,127	607,507,939	95.83	6.101	5.688	693	75.02	89.02	13.12
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	17	3,994,118	0.63	6.513	6.138	589	73.27	78.25	52.73
601 - 620	85	17,145,101	2.70	6.382	5.687	611	79.53	89.77	74.88
621 - 640	224	62,845,258	9.91	6.245	5.776	631	75.98	85.76	21.43
641 - 660	327	95,180,151	15.01	6.301	5.874	651	75.36	89.17	13.55
661 - 680	342	102,614,046	16.19	6.133	5.736	670	73.72	87.11	8.74
681 - 700	330	97,211,226	15.34	6.092	5.695	690	74.95	91.13	7.92
701 - 720	250	71,750,925	11.32	5.992	5.606	710	75.58	90.73	11.91
721 - 740	192	57,969,124	9.14	5.835	5.454	730	74.11	89.39	6.95
741 - 760	174	49,229,027	7.77	6.037	5.638	750	74.54	89.28	7.73
761 or more	246	75,973,343	11.98	5.886	5.503	777	75.06	89.41	9.11
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Minimum (not less than 400): 554
Maximum: 816
Non Zero Weighted Average: 693

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, *because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report* is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Townhouse	15	3,611,258	0.57	6.598	6.223	687	76.01	94.21	7.09
Two-Four Family Units Unknown	5	1,630,300	0.26	7.004	6.629	722	82.51	93.54	0.00
Condominium	263	66,333,256	10.46	6.019	5.629	704	74.81	91.95	10.46
PUD	376	116,704,912	18.41	6.019	5.617	696	75.10	89.25	10.74
Single Family	1,298	363,110,496	57.28	6.085	5.656	688	75.63	89.57	15.61
Two- to Four Family	230	82,522,098	13.02	6.242	5.867	706	72.10	83.29	5.87
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	648	163,404,459	25.78	6.081	5.706	710	71.79	82.71	5.63
Primary	1,454	448,771,120	70.79	6.094	5.667	687	76.31	91.45	15.84
Secondary	85	21,736,741	3.43	6.139	5.740	705	72.29	85.06	4.64
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	1,462	407,499,131	64.28	6.141	5.746	702	76.38	93.87	10.70
Cash Out Refinance	590	191,781,112	30.25	6.017	5.565	678	72.02	78.84	14.08
Rate/Term Refinance	135	34,632,076	5.46	5.931	5.534	679	75.41	87.59	30.80
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	317	81,278,905	12.82	5.961	5.473	671	77.62	92.31	100.00
Limited	1	272,000	0.04	6.375	6.000	732	80.00	80.00	0.00
No Doc	173	50,233,291	7.92	6.365	5.860	693	77.07	81.24	0.00
No Ratio	11	4,846,350	0.76	6.078	5.703	677	80.38	87.60	0.00
Reduced	1,623	478,750,448	75.52	6.093	5.701	697	74.36	89.31	0.00
Stated Doc	62	18,531,326	2.92	5.903	5.528	703	73.07	87.45	0.00
Total:	2,187	633,912,320	100.00	6.092	5.679	693	75.01	88.98	12.82

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Summary
Total Balance: $30,156,163.92
Avg Loan Balance: $314,126.71
WA Gross Rate: 5.607%
WA Net Rate: 5.201%
WA FICO: 700
WA LTV: 70
WA Rem Term: 359
WA Months to Reset: 35
As of Date: 2005-05-01
WA Gross Margin: 3.475%
WA First Periodic Cap: 3.2%
WA Max Rate: 11.578%
IO%: 98%
Cal %: 72%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	4	350,910	1.16	5.645	5.270	700	61.38	78.72	0.00
$100,000.01 - $150,000.00	6	704,232	2.34	5.690	5.315	730	71.70	89.64	18.74
$150,000.01 - $200,000.00	12	2,135,898	7.08	5.523	5.148	698	69.22	80.36	8.36
$200,000.01 - $250,000.00	23	5,099,850	16.91	5.648	5.198	721	67.02	80.04	12.46
$250,000.01 - $300,000.00	13	3,489,400	11.57	5.625	5.250	695	68.02	80.38	14.93
$300,000.01 - $359,699.00	6	2,001,533	6.64	5.786	5.411	705	72.54	88.78	15.36
$359,699.01 - $600,000.00	26	12,164,440	40.34	5.645	5.224	690	70.94	83.14	6.30
$600,000.01 - $800,000.00	5	3,309,900	10.98	5.476	5.101	680	73.05	80.41	0.00
$800,000.01 - $1,000,000.00	1	900,000	2.98	4.990	4.615	765	80.00	80.00	100.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: $78,010.42
Maximum: $900,000.00
Average: $314,126.71

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.501% - 5.000%	5	2,778,000	9.21	4.967	4.592	735	74.03	79.05	32.40
5.001% - 5.500%	37	10,142,160	33.63	5.396	5.006	702	68.80	82.27	5.93
5.501% - 6.000%	51	16,318,004	54.11	5.792	5.417	695	69.94	82.14	6.26
6.001% - 6.500%	1	307,500	1.02	6.090	5.715	651	75.00	99.40	100.00
6.501% - 7.000%	2	610,500	2.02	6.846	5.179	639	87.25	87.25	100.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 4.875%
Maximum: 6.950%
Weighted Average: 5.607%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	2	1,101,640	3.65	5.799	5.424	711	78.69	86.45	0.00
2.251% - 2.500%	1	494,400	1.64	5.250	4.875	682	80.00	95.00	0.00
2.501% - 2.750%	1	161,000	0.53	5.500	5.125	744	70.00	95.00	0.00
2.751% - 3.000%	24	7,490,610	24.84	5.483	5.108	742	70.25	84.96	5.75
3.001% - 3.250%	11	3,751,432	12.44	5.502	5.127	732	72.07	86.50	23.99
3.251% - 3.500%	18	5,431,500	18.01	5.687	5.312	693	66.67	78.65	0.00
3.501% - 3.750%	23	7,280,250	24.14	5.658	5.283	656	66.94	79.06	8.40
3.751% - 4.000%	5	1,617,200	5.36	5.367	4.992	677	71.16	76.98	22.76
4.001% - 4.250%	2	319,600	1.06	5.227	4.387	737	79.97	88.35	66.49
4.751% - 5.000%	6	1,590,532	5.27	5.668	5.293	683	75.77	75.77	0.00
5.001% - 5.250%	1	307,500	1.02	6.090	5.715	651	75.00	99.40	100.00
5.751% - 6.000%	2	610,500	2.02	6.846	5.179	639	87.25	87.25	100.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 2.250%
Maximum: 5.950%
Weighted Average: 3.475%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.001% - 4.500%	2	807,500	2.68	4.932	4.372	689	73.95	73.95	26.32
4.501% - 5.000%	16	5,717,310	18.96	5.137	4.762	712	71.14	81.06	19.42
5.001% - 5.500%	70	20,974,054	69.55	5.710	5.297	698	70.22	83.09	8.63
5.501% - 6.000%	8	2,657,300	8.81	6.010	5.635	688	68.39	79.95	11.57
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 4.015%
Maximum: 5.715%
Weighted Average: 5.201%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	92	29,428,555	97.59	5.607	5.201	701	70.29	82.37	11.69
Fully Amortizing	4	727,608	2.41	5.585	5.210	644	72.17	74.32	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
351 - 355	2	1,245,000	4.13	4.940	4.565	704	73.83	83.05	0.00
356 - 360	94	28,911,164	95.87	5.636	5.228	699	70.18	82.14	11.90
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 353
Maximum: 360
Weighted Average: 359

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	46	13,704,400	45.44	5.673	5.298	700	69.27	81.10	6.30
1 - 6	49	15,856,764	52.58	5.578	5.143	700	71.26	83.57	16.25
7 - 12	1	595,000	1.97	4.875	4.500	678	70.00	70.00	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	1	494,400	1.64	5.250	4.875	682	80.00	95.00	0.00
6 MO LIBOR	95	29,661,764	98.36	5.613	5.206	700	70.17	81.97	11.60
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
25 - 36	94	29,719,864	98.55	5.606	5.199	699	70.34	82.13	11.58
37 - 48	2	436,300	1.45	5.682	5.307	765	70.00	85.40	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	1	494,400	1.64	5.250	4.875	682	80.00	95.00	0.00
3.000%	89	27,429,624	90.96	5.577	5.202	701	69.28	81.45	8.42
6.000%	6	2,232,140	7.40	6.058	5.263	684	81.13	88.31	50.65
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 3.206%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
9.501% - 10.000%	1	650,000	2.16	5.000	4.625	727	77.33	95.00	0.00
10.501% - 11.000%	4	2,128,000	7.06	4.957	4.582	738	73.03	74.18	42.29
11.001% - 11.500%	37	10,370,660	34.39	5.412	5.037	700	68.52	82.12	3.75
11.501% - 12.000%	52	16,487,504	54.67	5.835	5.412	694	70.57	82.39	9.89
12.001% or more	2	520,000	1.72	5.681	5.020	679	79.09	93.52	100.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 10.000%
Maximum: 12.990%
Weighted Average: 11.578%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	4	727,608	2.41	5.585	5.210	644	72.17	74.32	0.00
36	1	494,400	1.64	5.250	4.875	682	80.00	95.00	0.00
60	86	26,948,873	89.36	5.625	5.215	700	69.76	81.52	12.77
120	5	1,985,282	6.58	5.460	5.085	720	74.99	90.86	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
7	1	427,640	1.42	5.875	5.500	759	79.93	99.91	0.00
12	41	13,744,800	45.58	5.510	5.135	697	68.97	79.46	12.29
24	15	4,285,550	14.21	5.601	5.226	726	72.15	88.70	5.88
36	39	11,698,174	38.79	5.713	5.258	691	70.91	82.34	12.81
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	5	1,041,000	3.45	5.566	5.191	646	47.58	47.58	0.00
50.01% - 55.00%	2	739,250	2.45	5.591	5.216	705	53.97	59.96	0.00
55.01% - 60.00%	5	1,125,000	3.73	5.547	5.172	713	57.68	57.68	0.00
60.01% - 65.00%	6	1,535,550	5.09	5.511	5.136	646	64.00	67.32	0.00
65.01% - 70.00%	57	18,302,642	60.69	5.612	5.237	705	69.91	85.11	3.59
70.01% - 75.00%	3	862,000	2.86	5.674	5.299	697	73.09	88.13	35.67
75.01% - 80.00%	15	5,727,722	18.99	5.516	5.141	710	79.35	89.22	28.84
80.01% - 85.00%	2	425,000	1.41	6.020	4.750	678	85.00	85.00	100.00
85.01% - 90.00%	1	398,000	1.32	6.790	5.015	640	88.45	88.45	100.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 41.67
Maximum: 88.45
Weighted Average: 70.33

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	5	1,041,000	3.45	5.566	5.191	646	47.58	47.58	0.00
50.01% - 55.00%	1	203,000	0.67	5.500	5.125	736	54.87	54.87	0.00
55.01% - 60.00%	5	1,125,000	3.73	5.547	5.172	713	57.68	57.68	0.00
60.01% - 65.00%	6	1,867,700	6.19	5.545	5.170	656	60.91	63.28	0.00
65.01% - 70.00%	10	3,676,700	12.19	5.574	5.199	699	69.64	69.64	0.00
70.01% - 75.00%	1	285,000	0.95	5.625	5.250	726	73.07	73.07	0.00
75.01% - 80.00%	15	6,788,832	22.51	5.545	5.170	699	73.71	79.42	13.26
80.01% - 85.00%	6	2,138,600	7.09	5.605	5.052	656	72.98	84.95	19.87
85.01% - 90.00%	17	4,863,760	16.13	5.762	5.273	703	71.30	89.86	16.18
90.01% - 95.00%	10	3,090,700	10.25	5.427	5.052	721	73.19	94.62	0.00
95.01% - 100.00%	20	5,075,872	16.83	5.723	5.348	725	73.94	99.93	26.17
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum: 41.67
Maximum: 100.00
Weighted Average: 82.18

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	62	21,839,981	72.42	5.573	5.198	701	69.70	80.03	6.96
Nevada	6	2,336,350	7.75	5.510	5.135	691	72.04	87.53	9.01
Florida	9	1,740,400	5.77	5.642	5.267	693	67.20	81.76	17.67
Maryland	4	950,000	3.15	5.949	4.831	702	81.08	89.08	83.05
Arizona	4	921,690	3.06	5.676	5.301	682	72.12	82.07	0.00
Other	11	2,367,742	7.85	5.826	5.354	707	71.80	94.30	25.90
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	14	5,397,940	17.90	5.653	5.278	693	70.15	77.16	0.00
South CA	48	16,442,041	54.52	5.547	5.172	703	69.55	80.98	9.25
States Not CA	34	8,316,183	27.58	5.696	5.209	696	72.00	87.82	23.09
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
91350	1	900,000	2.98	4.990	4.615	765	80.00	80.00	100.00
95046	1	700,000	2.32	5.500	5.125	640	70.00	70.00	0.00
94598	1	674,000	2.24	5.750	5.375	681	77.91	77.91	0.00
92028	1	659,400	2.19	5.500	5.125	634	70.00	80.00	0.00
89134	1	650,000	2.16	5.000	4.625	727	77.33	95.00	0.00
92543	3	635,900	2.11	5.552	5.177	711	73.26	89.87	0.00
91504	1	626,500	2.08	5.625	5.250	725	70.00	80.00	0.00
92840	1	598,500	1.98	5.750	5.375	716	70.00	70.00	0.00
95050	1	595,000	1.97	4.875	4.500	678	70.00	70.00	0.00
93923	1	574,000	1.90	5.125	4.750	649	70.00	85.00	0.00
Other	84	23,542,864	78.07	5.677	5.262	701	69.53	82.85	10.79
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
601 - 620	1	274,000	0.91	5.625	5.250	609	63.43	63.43	0.00
621 - 640	10	3,641,690	12.08	5.798	5.206	633	70.92	75.81	16.76
641 - 660	14	4,705,000	15.60	5.621	5.246	651	67.59	80.27	20.07
661 - 680	10	2,698,158	8.95	5.495	5.120	671	70.56	81.36	12.70
681 - 700	13	4,950,333	16.42	5.740	5.365	688	69.96	79.06	0.00
701 - 720	10	2,850,650	9.45	5.630	5.203	712	70.75	85.58	7.45
721 - 740	12	3,927,100	13.02	5.521	5.146	729	70.26	81.63	6.42
741 - 760	9	2,322,100	7.70	5.607	5.232	751	72.80	91.81	0.00
761 or more	17	4,787,132	15.87	5.428	5.053	774	71.86	87.41	22.53
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Minimum (not less than 400): 609
Maximum: 797
Non Zero Weighted Average: 700

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Townhouse	1	532,000	1.76	5.625	5.250	643	70.00	85.00	0.00
Condominium	11	2,527,000	8.38	5.385	5.010	722	68.66	84.60	0.00
PUD	18	5,975,091	19.81	5.422	5.047	707	72.41	82.99	21.57
Single Family	47	13,625,490	45.18	5.725	5.282	689	70.57	82.14	15.79
Two- to Four Family	19	7,496,583	24.86	5.612	5.237	710	68.83	80.60	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	43	13,733,918	45.54	5.597	5.222	710	69.08	80.10	2.83
Primary	48	15,107,646	50.10	5.614	5.177	695	72.16	84.45	20.20
Secondary	5	1,314,600	4.36	5.631	5.256	648	62.50	77.77	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	57	16,579,123	54.98	5.561	5.186	716	71.04	87.17	7.71
Cash Out Refinance	35	12,327,941	40.88	5.657	5.206	679	69.14	75.92	16.47
Rate/Term Refinance	4	1,249,100	4.14	5.723	5.348	685	72.77	77.78	10.57
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	11	3,440,450	11.41	5.694	5.047	700	79.20	90.39	100.00
No Doc	6	1,639,724	5.44	5.759	5.384	682	71.18	71.18	0.00
Reduced	74	23,445,990	77.75	5.582	5.207	702	69.04	81.85	0.00
Stated Doc	5	1,630,000	5.41	5.633	5.258	688	69.37	80.69	0.00
Total:	96	30,156,164	100.00	5.607	5.201	700	70.33	82.18	11.41

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Summary
Total Balance: $20,157,783.47 Avg Loan Balance: $387,649.68 WA Gross Rate: 5.668% WA Net Rate: 5.293% WA FICO: 719 WA LTV: 73 WA Rem Term: 359 WA Months to Reset: 35 As of Date: 2005-05-01 WA Gross Margin: 2.531% WA First Periodic Cap: 4.4% WA Max Rate: 11.419% IO%: 100% Cal %: 84%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	1	94,500	0.47	5.500	5.125	688	75.00	100.00	0.00
$100,000.01 - $150,000.00	2	249,300	1.24	6.000	5.625	723	73.84	98.69	0.00
$150,000.01 - $200,000.00	6	1,055,250	5.23	5.934	5.559	707	77.32	89.27	17.74
$200,000.01 - $250,000.00	10	2,308,500	11.45	5.444	5.069	717	73.39	86.36	0.00
$250,000.01 - $300,000.00	6	1,640,900	8.14	5.712	5.337	700	76.71	83.44	0.00
$300,000.01 - $359,699.00	7	2,329,650	11.56	5.672	5.297	735	67.06	71.71	15.02
$359,699.01 - $600,000.00	12	5,982,300	29.68	5.664	5.289	725	76.41	88.69	9.09
$600,000.01 - $800,000.00	5	3,446,383	17.10	5.635	5.260	708	76.60	86.66	18.81
$800,000.01 - $1,000,000.00	2	1,916,000	9.51	5.817	5.442	751	59.54	62.21	0.00
$1,000,000.01 - $1,250,000.00	1	1,135,000	5.63	5.625	5.250	673	64.86	64.86	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: $94,500.00
Maximum: $1,135,000.00
Average: $387,649.68

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.501% - 5.000%	3	1,121,733	5.56	4.853	4.478	698	74.39	94.99	57.78
5.001% - 5.500%	10	3,370,750	16.72	5.364	4.989	709	69.62	76.35	0.00
5.501% - 6.000%	38	15,505,650	76.92	5.789	5.414	722	73.35	82.15	6.97
6.001% - 6.500%	1	159,650	0.79	6.115	5.740	728	74.99	100.00	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 4.750%
Maximum: 6.115%
Weighted Average: 5.668%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	30	13,892,850	68.92	5.717	5.342	725	73.86	83.41	3.92
2.251% - 2.500%	1	210,000	1.04	5.875	5.500	696	70.00	90.00	0.00
2.501% - 2.750%	1	311,000	1.54	5.625	5.250	706	55.04	55.04	0.00
2.751% - 3.000%	7	2,627,800	13.04	5.601	5.226	726	69.04	76.17	13.32
3.001% - 3.250%	9	2,124,933	10.54	5.424	5.049	695	79.86	90.31	39.31
3.251% - 3.500%	1	201,200	1.00	5.875	5.500	701	80.00	100.00	0.00
3.501% - 3.750%	3	790,000	3.92	5.611	5.236	670	53.52	59.08	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 2.250%
Maximum: 3.750%
Weighted Average: 2.531%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.001% - 4.500%	1	648,183	3.22	4.750	4.375	703	73.96	94.99	100.00
4.501% - 5.000%	6	1,808,300	8.97	5.115	4.740	729	73.19	84.74	0.00
5.001% - 5.500%	35	13,517,500	67.06	5.683	5.308	715	73.48	82.78	6.61
5.501% - 6.000%	10	4,183,800	20.76	6.004	5.629	728	70.25	76.45	4.47
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 4.375%
Maximum: 5.740%
Weighted Average: 5.293%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
356 - 360	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 357
Maximum: 360
Weighted Average: 359

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	24	9,798,850	48.61	5.703	5.328	717	71.64	80.14	11.03
1 - 6	28	10,358,933	51.39	5.636	5.261	720	73.89	83.82	6.26
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	14	2,983,150	14.80	5.549	5.174	708	79.83	92.25	6.27
6 MO LIBOR	38	17,174,633	85.20	5.689	5.314	721	71.58	80.26	8.98
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
25 - 36	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	14	2,983,150	14.80	5.549	5.174	708	79.83	92.25	6.27
3.000%	14	4,737,183	23.50	5.504	5.129	710	67.09	76.58	21.07
5.000%	11	5,754,850	28.55	5.722	5.347	729	79.89	91.13	0.00
6.000%	13	6,682,600	33.15	5.792	5.417	721	67.60	73.50	8.14
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 4.418%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
10.001% - 10.500%	1	594,500	2.95	5.500	5.125	691	79.99	94.98	0.00
10.501% - 11.000%	11	5,551,583	27.54	5.593	5.218	732	78.75	92.04	11.68
11.001% - 11.500%	9	2,776,250	13.77	5.335	4.960	713	67.40	72.37	0.00
11.501% - 12.000%	30	11,075,800	54.95	5.792	5.417	715	70.75	78.49	9.76
12.001% or more	1	159,650	0.79	6.115	5.740	728	74.99	100.00	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 10.500%
Maximum: 12.115%
Weighted Average: 11.419%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
10	8	4,456,350	22.11	5.715	5.340	730	79.86	90.67	0.00
36	14	2,983,150	14.80	5.549	5.174	708	79.83	92.25	6.27
60	17	5,778,683	28.67	5.516	5.141	707	68.07	76.75	17.27
120	13	6,939,600	34.43	5.817	5.442	726	69.18	76.50	7.84
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	2	1,230,000	6.10	5.898	5.523	730	39.13	39.13	0.00
55.01% - 60.00%	4	1,295,650	6.43	5.565	5.190	680	57.62	57.62	0.00
60.01% - 65.00%	4	2,209,500	10.96	5.585	5.210	712	64.85	67.34	0.00
65.01% - 70.00%	8	2,662,800	13.21	5.695	5.320	715	69.71	79.98	13.14
70.01% - 75.00%	8	2,069,333	10.27	5.257	4.882	719	74.10	92.69	31.32
75.01% - 80.00%	23	9,979,550	49.51	5.739	5.364	728	79.93	91.45	5.45
85.01% - 90.00%	2	523,800	2.60	5.759	5.384	668	90.00	90.00	0.00
90.01% - 95.00%	1	187,150	0.93	6.000	5.625	701	93.58	93.58	100.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 35.72
Maximum: 93.58
Weighted Average: 72.80

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	2	1,230,000	6.10	5.898	5.523	730	39.13	39.13	0.00
55.01% - 60.00%	4	1,295,650	6.43	5.565	5.190	680	57.62	57.62	0.00
60.01% - 65.00%	3	1,826,250	9.06	5.576	5.201	715	64.88	64.88	0.00
65.01% - 70.00%	4	1,323,000	6.56	5.721	5.346	748	69.46	69.46	26.46
70.01% - 75.00%	1	250,000	1.24	5.125	4.750	735	71.43	71.43	0.00
75.01% - 80.00%	7	3,163,150	15.69	5.852	5.477	710	78.15	79.89	0.00
85.01% - 90.00%	7	3,336,600	16.55	5.644	5.269	715	77.89	88.41	0.00
90.01% - 95.00%	8	3,130,933	15.53	5.370	4.995	712	78.19	94.23	26.68
95.01% - 100.00%	16	4,602,200	22.83	5.782	5.407	731	79.21	99.93	11.82
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum: 35.72
Maximum: 100.00
Weighted Average: 82.03

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	37	16,870,633	83.69	5.677	5.302	724	72.54	81.32	9.14
Georgia	7	1,506,600	7.47	5.516	5.141	706	78.58	96.06	12.42
New Jersey	3	695,800	3.45	5.788	5.413	663	87.53	87.53	0.00
New York	1	365,000	1.81	5.500	5.125	621	57.93	57.93	0.00
Florida	2	343,950	1.71	5.877	5.502	697	72.31	97.36	0.00
Other	2	375,800	1.86	5.667	5.292	757	48.87	57.24	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	31	13,985,000	69.38	5.727	5.352	727	73.40	82.43	6.39
South CA	6	2,885,633	14.32	5.433	5.058	710	68.35	75.92	22.46
States Not CA	15	3,287,150	16.31	5.627	5.252	692	74.13	85.72	5.69
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
94533	2	1,204,900	5.98	6.000	5.625	736	79.99	79.99	0.00
90291	1	1,135,000	5.63	5.625	5.250	673	64.86	64.86	0.00
94576	1	980,000	4.86	6.000	5.625	725	40.00	40.00	0.00
94030	1	936,000	4.64	5.625	5.250	779	80.00	85.47	0.00
95051	2	783,200	3.89	5.875	5.500	756	80.00	100.00	0.00
95076	1	717,500	3.56	5.750	5.375	683	70.00	89.51	0.00
94513	1	712,000	3.53	5.625	5.250	711	79.11	89.00	0.00
94526	1	659,800	3.27	6.000	5.625	710	80.00	80.00	0.00
92807	1	648,183	3.22	4.750	4.375	703	73.96	94.99	100.00
94122	1	600,000	2.98	5.750	5.375	723	80.00	100.00	0.00
Other	40	11,781,200	58.44	5.626	5.251	717	73.46	83.54	9.18
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
621 - 640	1	365,000	1.81	5.500	5.125	621	57.93	57.93	0.00
641 - 660	3	627,800	3.11	5.910	5.535	654	81.61	88.61	0.00
661 - 680	3	1,501,500	7.45	5.656	5.281	674	69.57	71.60	0.00
681 - 700	13	4,235,700	21.01	5.575	5.200	691	74.47	88.55	0.00
701 - 720	9	3,732,333	18.52	5.604	5.229	707	74.18	82.01	31.76
721 - 740	9	4,725,300	23.44	5.766	5.391	731	70.55	79.50	11.51
741 - 760	5	1,587,350	7.87	5.585	5.210	751	65.97	72.59	0.00
761 or more	9	3,382,800	16.78	5.739	5.364	776	76.91	87.89	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Minimum (not less than 400): 621
Maximum: 814
Non Zero Weighted Average: 719

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Condominium	6	2,020,850	10.03	5.892	5.517	730	79.60	98.30	0.00
PUD	7	1,905,900	9.45	5.443	5.068	711	79.00	95.49	9.82
Single Family	33	14,213,383	70.51	5.685	5.310	717	72.40	80.63	10.85
Two- to Four Family	6	2,017,650	10.01	5.544	5.169	730	62.90	62.90	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	12	4,280,950	21.24	5.672	5.297	728	57.82	59.91	8.18
Primary	39	15,605,633	77.42	5.666	5.291	717	76.78	88.14	8.84
Secondary	1	271,200	1.35	5.750	5.375	686	80.00	80.00	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	31	12,113,933	60.10	5.698	5.323	730	75.21	86.49	9.84
Cash Out Refinance	16	6,113,950	30.33	5.676	5.301	696	67.66	72.25	8.79
Rate/Term Refinance	5	1,929,900	9.57	5.459	5.084	718	73.90	85.05	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	4	1,729,333	8.58	5.402	5.027	715	76.77	90.94	100.00
No Doc	6	1,949,500	9.67	5.618	5.243	738	74.52	79.07	0.00
Reduced	42	16,478,950	81.75	5.702	5.327	717	72.18	81.45	0.00
Total:	52	20,157,783	100.00	5.668	5.293	719	72.80	82.03	8.58

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Summary
Total Balance: $70,518,394.13 Avg Loan Balance: $326,474.05 WA Gross Rate: 5.754% WA Net Rate: 5.368% WA FICO: 710 WA LTV: 69 WA Rem Term: 360 WA Months to Reset: 60 As of Date: 2005-05-01 WA Gross Margin: 3.377% WA First Periodic Cap: 3.0% WA Max Rate: 11.731% IO%: 98% Cal %: 72%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	9	778,725	1.10	5.946	5.571	714	70.07	86.51	0.00
$100,000.01 - $150,000.00	25	3,024,918	4.29	5.902	5.527	712	69.00	85.64	11.39
$150,000.01 - $200,000.00	28	4,849,513	6.88	5.837	5.425	721	69.42	81.38	7.35
$200,000.01 - $250,000.00	23	5,083,770	7.21	5.760	5.385	693	69.19	75.69	8.84
$250,000.01 - $300,000.00	28	7,821,873	11.09	5.768	5.393	729	71.82	84.04	3.53
$300,000.01 - $359,699.00	16	5,259,705	7.46	5.910	5.430	714	72.81	85.50	12.52
$359,699.01 - $600,000.00	69	30,774,830	43.64	5.728	5.353	706	69.36	78.18	14.16
$600,000.01 - $800,000.00	17	11,925,060	16.91	5.665	5.290	712	65.22	75.36	5.08
$800,000.01 - $1,000,000.00	1	1,000,000	1.42	5.625	5.250	664	53.80	59.18	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: $57,200.00
Maximum: $1,000,000.00
Average: $326,474.05

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.501% - 5.000%	9	3,062,200	4.34	4.889	4.514	724	67.44	70.87	19.64
5.001% - 5.500%	47	16,374,145	23.22	5.397	5.022	720	66.62	75.41	19.97
5.501% - 6.000%	111	38,474,780	54.56	5.824	5.449	708	68.55	78.54	6.40
6.001% - 6.500%	48	12,409,763	17.60	6.207	5.787	698	73.24	87.38	5.75
6.501% - 7.000%	1	197,505	0.28	6.625	5.330	753	95.00	95.00	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 4.625%
Maximum: 6.625%
Weighted Average: 5.754%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	9	1,861,020	2.64	5.667	5.292	732	71.17	76.61	49.50
2.751% - 3.000%	60	20,415,285	28.95	5.633	5.258	753	69.93	81.12	10.90
3.001% - 3.250%	24	8,104,240	11.49	5.655	5.280	710	69.42	78.93	10.28
3.251% - 3.500%	53	17,596,703	24.95	5.793	5.387	714	68.57	81.29	8.01
3.501% - 3.750%	56	18,831,750	26.70	5.847	5.472	660	67.49	74.18	8.80
3.751% - 4.000%	5	1,709,200	2.42	6.114	5.739	701	68.32	84.95	0.00
4.001% - 4.250%	1	197,505	0.28	6.625	5.330	753	95.00	95.00	0.00
4.751% - 5.000%	8	1,802,691	2.56	5.859	5.484	689	70.23	81.54	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 2.250%
Maximum: 5.000%
Weighted Average: 3.377%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.001% - 4.500%	5	2,031,300	2.88	4.833	4.458	709	68.05	69.24	19.20
4.501% - 5.000%	26	10,197,555	14.46	5.285	4.910	728	66.28	74.46	21.07
5.001% - 5.500%	106	36,135,111	51.24	5.724	5.329	713	68.67	77.46	7.95
5.501% - 6.000%	79	22,154,428	31.42	6.102	5.727	696	70.72	84.74	7.38
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 4.250%
Maximum: 5.925%
Weighted Average: 5.368%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	212	69,318,734	98.30	5.753	5.370	709	68.81	78.96	10.17
Fully Amortizing	4	1,199,660	1.70	5.806	5.279	749	77.45	85.75	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
356 - 360	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 358
Maximum: 360
Weighted Average: 360

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	116	36,774,805	52.15	5.828	5.448	706	68.79	78.01	7.86
1 - 6	100	33,743,589	47.85	5.673	5.282	714	69.13	80.25	12.32
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	3	1,267,470	1.80	5.533	5.158	721	69.00	71.89	42.80
6 MO LIBOR	213	69,250,924	98.20	5.758	5.372	710	68.95	79.21	9.39
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
49 - 60	210	69,164,489	98.08	5.756	5.373	710	68.92	79.11	10.19
61 - 72	6	1,353,905	1.92	5.666	5.156	725	70.85	77.52	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	1	542,500	0.77	5.375	5.000	703	70.00	72.71	100.00
3.000%	210	68,449,299	97.07	5.757	5.371	709	68.93	79.31	9.50
5.000%	3	1,017,470	1.44	5.824	5.449	752	70.19	72.35	0.00
6.000%	2	509,125	0.72	5.561	5.186	731	67.79	67.79	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 3.043%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
10.001% - 10.500%	2	1,047,500	1.49	5.435	5.060	736	66.69	68.09	51.79
10.501% - 11.000%	10	3,282,170	4.65	4.964	4.589	719	68.28	72.15	18.32
11.001% - 11.500%	46	15,619,145	22.15	5.411	5.036	720	66.77	75.89	17.47
11.501% - 12.000%	110	38,254,810	54.25	5.823	5.448	709	68.48	78.47	6.43
12.001% or more	48	12,314,768	17.46	6.212	5.778	696	73.55	87.80	5.80
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 10.375%
Maximum: 12.625%
Weighted Average: 11.731%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	4	1,199,660	1.70	5.806	5.279	749	77.45	85.75	0.00
60	211	69,062,734	97.94	5.755	5.372	709	68.84	79.03	10.20
120	1	256,000	0.36	5.250	4.875	689	60.66	60.66	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
6	1	126,000	0.18	6.250	5.875	719	70.00	95.00	0.00
7	1	253,125	0.36	5.875	5.500	773	75.00	75.00	0.00
12	89	32,491,635	46.08	5.676	5.294	716	67.79	77.53	6.98
24	33	11,745,300	16.66	5.727	5.324	717	69.24	80.79	12.15
36	61	16,127,934	22.87	5.873	5.487	692	69.88	79.22	16.39
60	31	9,774,400	13.86	5.838	5.463	711	70.78	81.82	7.26
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	6	2,369,600	3.36	5.624	5.249	682	41.26	42.75	0.00
50.01% - 55.00%	4	1,833,000	2.60	5.593	5.218	673	52.82	59.34	0.00
55.01% - 60.00%	7	1,841,100	2.61	5.629	5.254	670	56.89	56.89	0.00
60.01% - 65.00%	22	7,443,198	10.55	5.581	5.206	711	63.83	68.06	13.76
65.01% - 70.00%	136	47,037,518	66.70	5.756	5.381	712	69.90	82.05	11.18
70.01% - 75.00%	11	2,148,650	3.05	5.931	5.556	730	73.78	84.67	13.50
75.01% - 80.00%	25	6,445,868	9.14	5.894	5.519	709	79.86	91.06	7.36
80.01% - 85.00%	1	300,000	0.43	5.875	5.500	792	84.04	84.04	0.00
85.01% - 90.00%	2	546,750	0.78	6.321	5.536	728	90.00	90.00	0.00
90.01% - 95.00%	2	552,710	0.78	6.464	5.169	767	95.00	95.00	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 32.32
Maximum: 95.00
Weighted Average: 68.95

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	5	2,009,950	2.85	5.579	5.204	683	40.17	40.17	0.00
50.01% - 55.00%	2	433,000	0.61	5.605	5.230	707	52.55	52.55	0.00
55.01% - 60.00%	9	3,200,750	4.54	5.655	5.280	669	54.85	57.64	0.00
60.01% - 65.00%	18	5,499,198	7.80	5.479	5.104	722	63.64	63.64	12.11
65.01% - 70.00%	45	16,536,615	23.45	5.727	5.352	695	69.18	69.67	7.31
70.01% - 75.00%	10	4,040,975	5.73	5.749	5.374	741	70.93	73.57	17.63
75.01% - 80.00%	28	10,904,400	15.46	5.716	5.341	703	71.84	79.68	8.67
80.01% - 85.00%	9	3,792,645	5.38	5.612	5.237	734	71.05	84.78	0.00
85.01% - 90.00%	26	8,043,420	11.41	5.879	5.476	707	71.05	89.69	7.90
90.01% - 95.00%	31	5,621,819	7.97	5.987	5.521	720	73.85	94.98	11.84
95.01% - 100.00%	33	10,435,623	14.80	5.882	5.507	728	73.14	99.98	21.21
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum: 32.32
Maximum: 100.00
Weighted Average: 79.08

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	133	51,015,641	72.34	5.751	5.371	709	68.15	78.24	10.12
Florida	36	8,173,689	11.59	5.802	5.365	713	72.95	82.97	9.69
Arizona	11	2,553,990	3.62	5.826	5.451	714	68.83	85.68	4.77
New York	3	1,919,255	2.72	5.213	4.838	749	66.21	71.40	0.00
Nevada	5	1,529,150	2.17	5.584	5.209	679	69.13	75.86	25.50
Other	28	5,326,670	7.55	5.919	5.544	704	71.46	81.69	10.87
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	17	6,469,205	9.17	5.740	5.365	701	69.87	80.49	20.52
South CA	116	44,546,436	63.17	5.752	5.372	711	67.90	77.91	8.61
States Not CA	83	19,502,754	27.66	5.762	5.361	712	71.04	81.28	9.65
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
92270	3	1,708,350	2.42	5.588	5.213	744	70.00	73.30	0.00
90019	3	1,634,500	2.32	5.857	5.482	719	72.24	81.07	30.62
92672	2	1,108,800	1.57	5.250	4.875	776	70.00	85.17	0.00
92024	2	1,095,000	1.55	5.243	4.868	712	53.39	56.90	0.00
90275	1	1,000,000	1.42	5.625	5.250	664	53.80	59.18	0.00
92821	2	973,000	1.38	5.733	5.358	674	70.00	75.33	0.00
95076	2	962,500	1.36	6.000	5.625	632	70.00	70.00	0.00
33441	2	901,000	1.28	5.813	5.438	645	68.27	70.17	0.00
92262	2	799,950	1.13	5.480	5.105	770	63.64	76.11	0.00
93105	1	780,000	1.11	5.625	5.250	664	34.12	34.12	0.00
Other	196	59,555,294	84.45	5.777	5.390	711	69.86	80.79	10.99
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
621 - 640	10	3,875,700	5.50	5.801	5.426	631	69.67	70.09	9.24
641 - 660	25	7,393,720	10.48	5.864	5.489	652	66.68	77.63	7.57
661 - 680	29	10,605,865	15.04	5.869	5.494	668	64.88	71.85	6.96
681 - 700	27	8,467,351	12.01	5.780	5.405	692	67.68	81.65	16.65
701 - 720	34	11,368,420	16.12	5.679	5.304	710	69.72	79.36	12.10
721 - 740	24	7,554,380	10.71	5.633	5.258	730	70.58	84.37	8.02
741 - 760	28	9,456,984	13.41	5.769	5.351	750	71.60	81.02	9.46
761 or more	39	11,795,975	16.73	5.684	5.281	777	70.81	82.39	9.36
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Minimum (not less than 400): 625
Maximum: 801
Non Zero Weighted Average: 710

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Townhouse	1	280,000	0.40	6.125	5.750	716	70.00	90.00	0.00
Condominium	36	10,644,405	15.09	5.825	5.433	708	70.14	81.35	16.16
PUD	39	13,198,359	18.72	5.771	5.354	711	69.28	76.98	8.31
Single Family	105	31,717,468	44.98	5.731	5.356	704	69.05	81.44	9.49
Two- to Four Family	35	14,678,163	20.81	5.729	5.354	722	67.57	74.00	8.32
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	102	30,750,276	43.61	5.723	5.348	723	69.27	76.27	7.69
Primary	100	34,651,268	49.14	5.807	5.410	698	68.73	82.21	12.39
Secondary	14	5,116,850	7.26	5.583	5.208	709	68.56	74.77	7.62
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	111	34,013,227	48.23	5.801	5.404	729	71.75	87.02	8.86
Cash Out Refinance	91	31,913,368	45.26	5.728	5.353	691	66.60	71.98	9.86
Rate/Term Refinance	14	4,591,800	6.51	5.581	5.206	700	64.58	69.57	19.33
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	21	7,046,850	9.99	5.602	5.227	711	69.89	84.50	100.00
No Doc	9	2,381,750	3.38	5.799	5.424	750	67.99	67.99	0.00
Reduced	176	57,529,294	81.58	5.774	5.386	707	68.77	78.71	0.00
Stated Doc	10	3,560,500	5.05	5.702	5.327	724	70.65	81.75	0.00
Total:	216	70,518,394	100.00	5.754	5.368	710	68.95	79.08	9.99

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Summary
Total Balance: $14,558,952.79 Avg Loan Balance: $355,096.41 WA Gross Rate: 5.664% WA Net Rate: 5.289% WA FICO: 715 WA LTV: 76 WA Rem Term: 359 WA Months to Reset: 59 As of Date: 2005-05-01 WA Gross Margin: 2.645% WA First Periodic Cap: 4.6% WA Max Rate: 11.031% IO%: 90% Cal %: 39%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	3	229,825	1.58	6.250	5.875	719	71.19	71.19	0.00
$100,000.01 - $150,000.00	3	354,750	2.44	5.367	4.992	759	74.74	85.69	0.00
$150,000.01 - $200,000.00	8	1,386,503	9.52	5.773	5.398	694	74.91	86.24	26.61
$200,000.01 - $250,000.00	2	462,600	3.18	5.816	5.441	697	73.92	90.13	0.00
$250,000.01 - $300,000.00	4	1,109,400	7.62	5.539	5.164	727	79.05	95.11	51.50
$300,000.01 - $359,699.00	3	1,013,678	6.96	5.528	5.153	729	79.98	89.75	0.00
$359,699.01 - $600,000.00	13	5,889,204	40.45	5.754	5.379	712	73.33	77.27	7.34
$600,000.01 - $800,000.00	3	2,020,493	13.88	5.629	5.254	687	81.98	89.50	67.73
$800,000.01 - $1,000,000.00	1	992,500	6.82	5.125	4.750	732	79.71	79.71	0.00
$1,000,000.01 - $1,250,000.00	1	1,100,000	7.56	5.750	5.375	759	75.86	82.75	100.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: $67,925.00
Maximum: $1,100,000.00
Average: $355,096.41

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
5.001% - 5.500%	14	5,045,728	34.66	5.258	4.883	755	79.28	86.65	14.09
5.501% - 6.000%	21	8,112,096	55.72	5.814	5.439	694	75.17	82.39	38.58
6.001% - 6.500%	6	1,401,129	9.62	6.250	5.875	689	71.34	74.92	0.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 5.125%
Maximum: 6.250%
Weighted Average: 5.664%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	22	9,183,500	63.08	5.566	5.191	729	77.30	82.82	30.73
2.251% - 2.500%	1	314,400	2.16	5.875	5.500	623	80.00	100.00	0.00
2.501% - 2.750%	2	211,400	1.45	5.714	5.339	743	70.00	88.38	0.00
2.751% - 3.000%	1	278,600	1.91	5.875	5.500	731	81.46	99.15	0.00
3.001% - 3.250%	10	2,652,553	18.22	5.832	5.457	689	77.00	89.24	38.42
3.251% - 3.500%	2	697,500	4.79	5.962	5.587	696	72.99	76.54	0.00
3.501% - 3.750%	2	857,000	5.89	5.750	5.375	699	66.12	66.12	0.00
3.751% - 4.000%	1	364,000	2.50	5.750	5.375	666	70.00	70.00	0.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 2.250%
Maximum: 3.875%
Weighted Average: 2.645%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.501% - 5.000%	10	3,886,050	26.69	5.186	4.811	752	79.19	87.33	11.12
5.001% - 5.500%	21	7,697,274	52.87	5.729	5.354	709	75.36	79.94	33.33
5.501% - 6.000%	10	2,975,629	20.44	6.118	5.743	681	74.59	86.00	28.33
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 4.750%
Maximum: 5.875%
Weighted Average: 5.289%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	37	13,031,453	89.51	5.636	5.261	719	76.26	84.00	23.96
Fully Amortizing	4	1,527,500	10.49	5.902	5.527	679	75.90	75.90	47.04
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
356 - 360	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 356
Maximum: 360
Weighted Average: 359

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	7	2,999,100	20.60	5.763	5.388	727	72.39	78.72	36.68
1 - 6	34	11,559,853	79.40	5.638	5.263	712	77.22	84.30	23.71
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	26	9,059,925	62.23	5.568	5.193	714	78.11	84.75	30.25
6 MO LIBOR	15	5,499,028	37.77	5.821	5.446	715	73.12	80.51	20.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
49 - 60	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	1	183,803	1.26	5.625	5.250	671	80.00	80.00	0.00
3.000%	11	3,712,128	25.50	5.823	5.448	701	72.29	81.18	0.00
5.000%	26	9,031,122	62.03	5.573	5.198	715	77.93	84.59	30.35
6.000%	3	1,631,900	11.21	5.810	5.435	748	75.33	79.97	67.41
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 4.564%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
10.001% - 10.500%	11	4,347,100	29.86	5.230	4.855	757	79.72	86.81	16.35
10.501% - 11.000%	12	4,016,596	27.59	5.802	5.427	675	77.53	83.59	50.54
11.001% - 11.500%	7	1,549,857	10.65	5.883	5.508	709	73.54	80.88	0.00
11.501% - 12.000%	9	4,095,500	28.13	5.826	5.451	713	72.86	81.22	26.86
12.001% or more	2	549,900	3.78	6.250	5.875	699	71.70	71.70	0.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 10.125%
Maximum: 12.250%
Weighted Average: 11.031%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	4	1,527,500	10.49	5.902	5.527	679	75.90	75.90	47.04
60	35	11,481,453	78.86	5.615	5.240	715	76.35	84.47	17.61
120	2	1,550,000	10.65	5.786	5.411	749	75.61	80.50	70.97
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
60.01% - 65.00%	3	687,925	4.73	5.828	5.453	690	62.86	62.86	0.00
65.01% - 70.00%	9	2,821,104	19.38	5.924	5.549	688	69.83	76.68	0.00
70.01% - 75.00%	7	1,967,350	13.51	5.906	5.531	703	74.02	84.00	24.68
75.01% - 80.00%	20	8,153,974	56.01	5.467	5.092	734	79.09	85.00	33.18
80.01% - 85.00%	1	278,600	1.91	5.875	5.500	731	81.46	99.15	0.00
85.01% - 90.00%	1	650,000	4.46	6.000	5.625	644	86.66	100.00	100.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 62.00
Maximum: 86.66
Weighted Average: 76.23

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
60.01% - 65.00%	3	687,925	4.73	5.828	5.453	690	62.86	62.86	0.00
65.01% - 70.00%	6	1,960,104	13.46	5.932	5.557	676	69.75	69.75	0.00
70.01% - 75.00%	3	1,019,250	7.00	6.010	5.635	714	73.62	73.62	0.00
75.01% - 80.00%	11	4,133,724	28.39	5.498	5.123	718	79.39	79.39	17.38
80.01% - 85.00%	1	1,100,000	7.56	5.750	5.375	759	75.86	82.75	100.00
85.01% - 90.00%	5	2,353,150	16.16	5.406	5.031	747	76.99	89.45	0.00
90.01% - 95.00%	3	836,600	5.75	5.618	5.243	740	75.96	94.79	51.64
95.01% - 100.00%	9	2,468,200	16.95	5.762	5.387	688	80.40	99.89	64.43
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum: 62.00
Maximum: 100.00
Weighted Average: 83.15

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	13	5,663,447	38.90	5.707	5.332	724	76.35	82.59	37.03
Georgia	12	4,054,050	27.85	5.370	4.995	728	78.63	86.52	22.21
Maryland	3	1,135,600	7.80	5.781	5.406	707	69.88	74.22	0.00
New Jersey	2	832,000	5.71	6.031	5.656	681	71.13	71.13	0.00
Pennsylvania	1	650,000	4.46	6.000	5.625	644	86.66	100.00	100.00
Other	10	2,223,856	15.27	5.795	5.420	705	73.62	82.57	8.68
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	3	1,631,900	11.21	5.810	5.435	748	75.33	79.97	67.41
South CA	10	4,031,547	27.69	5.665	5.290	714	76.76	83.64	24.74
States Not CA	28	8,895,506	61.10	5.636	5.261	709	76.15	83.51	19.60
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
30004	3	1,877,600	12.90	5.265	4.890	729	78.79	84.94	0.00
94901	1	1,100,000	7.56	5.750	5.375	759	75.86	82.75	100.00
92656	2	830,800	5.71	5.334	4.959	786	80.00	93.36	33.56
91436	1	718,493	4.94	5.750	5.375	681	80.00	80.00	100.00
19454	1	650,000	4.46	6.000	5.625	644	86.66	100.00	100.00
36561	1	560,000	3.85	6.000	5.625	706	70.00	90.00	0.00
93030	1	497,000	3.41	5.875	5.500	653	69.02	69.02	0.00
93424	1	470,204	3.23	6.250	5.875	667	70.00	70.00	0.00
07726	1	468,000	3.21	6.250	5.875	693	72.00	72.00	0.00
20815	1	465,000	3.19	5.750	5.375	699	62.84	62.84	0.00
Other	28	6,921,856	47.54	5.630	5.255	716	76.39	83.72	15.80
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
621 - 640	1	314,400	2.16	5.875	5.500	623	80.00	100.00	0.00
641 - 660	4	1,516,000	10.41	5.915	5.540	649	78.60	89.83	67.22
661 - 680	5	1,533,007	10.53	5.872	5.497	670	72.25	72.25	0.00
681 - 700	6	2,344,518	16.10	5.914	5.539	691	72.18	74.33	30.65
701 - 720	8	2,303,800	15.82	5.725	5.350	706	74.48	85.44	12.70
721 - 740	6	2,535,000	17.41	5.412	5.037	732	78.64	83.15	0.00
741 - 760	2	1,229,500	8.44	5.711	5.336	758	75.24	84.57	89.47
761 or more	9	2,782,728	19.11	5.335	4.960	778	79.78	88.52	25.54
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Minimum (not less than 400): 623
Maximum: 794
Non Zero Weighted Average: 715

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Condominium	8	2,819,753	19.37	5.588	5.213	733	74.86	85.43	9.89
PUD	11	4,158,904	28.57	5.439	5.064	719	77.58	84.37	22.06
Single Family	22	7,580,296	52.07	5.815	5.440	706	75.99	81.63	34.89
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	9	1,680,375	11.54	5.807	5.432	713	70.35	72.88	0.00
Primary	29	11,904,078	81.76	5.637	5.262	716	77.35	84.52	32.26
Secondary	3	974,500	6.69	5.747	5.372	707	72.66	84.15	0.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	19	5,682,900	39.03	5.672	5.297	710	78.46	88.42	40.63
Cash Out Refinance	15	6,728,428	46.22	5.718	5.343	714	73.64	76.80	16.35
Rate/Term Refinance	7	2,147,625	14.75	5.471	5.096	730	78.41	89.10	20.12
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	8	3,840,793	26.38	5.701	5.326	713	79.30	90.75	100.00
No Doc	7	2,579,650	17.72	5.658	5.283	745	75.98	79.53	0.00
Reduced	26	8,138,510	55.90	5.648	5.273	706	74.85	80.71	0.00
Total:	41	14,558,953	100.00	5.664	5.289	715	76.23	83.15	26.38

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Summary
Total Balance: $498,521,025.63
Avg Loan Balance: $279,753.66
WA Gross Rate: 6.199%
WA Net Rate: 5.779%
WA FICO: 689
WA LTV: 76
WA Rem Term: 359
WA Months to Reset: 23
As of Date: 2005-05-01
WA Gross Margin: 3.835%
WA First Periodic Cap: 3.0%
WA Max Rate: 12.133%
IO%: 92%
Cal %: 60%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	98	8,568,439	1.72	6.524	6.139	684	72.98	90.32	18.69
$100,000.01 - $150,000.00	249	31,535,606	6.33	6.378	5.953	680	76.65	93.50	28.08
$150,000.01 - $200,000.00	295	51,675,831	10.37	6.298	5.854	685	76.80	91.64	17.69
$200,000.01 - $250,000.00	287	64,664,686	12.97	6.187	5.754	687	76.10	92.66	17.07
$250,000.01 - $300,000.00	216	59,146,185	11.86	6.241	5.846	685	77.41	93.32	9.75
$300,000.01 - $359,699.00	212	69,695,902	13.98	6.194	5.784	692	77.02	91.80	7.08
$359,699.01 - $600,000.00	346	154,594,622	31.01	6.160	5.731	693	76.95	91.30	11.24
$600,000.01 - $800,000.00	64	42,610,953	8.55	6.048	5.647	690	71.76	88.33	6.14
$800,000.01 - $1,000,000.00	10	8,863,802	1.78	6.018	5.643	683	75.92	83.71	9.54
$1,000,000.01 - $1,250,000.00	2	2,171,250	0.44	5.871	5.496	691	69.84	69.84	48.36
$1,250,000.01 - $1,500,000.00	1	1,400,000	0.28	6.875	6.500	784	68.30	68.30	0.00
$1,500,000.01 - $1,750,000.00	1	1,593,750	0.32	6.125	5.750	748	75.00	75.00	0.00
$1,750,000.01 - $2,000,000.00	1	2,000,000	0.40	5.625	5.250	647	57.15	65.72	100.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: $59,500.00
Maximum: $2,000,000.00
Average: $279,753.66

Loan Servicers	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
GMAC Mortgage	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Impac Mortgage	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.501% - 4.000%	1	179,000	0.04	3.990	3.615	650	74.90	100.00	100.00
4.001% - 4.500%	8	2,838,198	0.57	4.358	3.983	707	77.39	91.27	14.97
4.501% - 5.000%	56	16,476,986	3.31	4.892	4.517	710	73.23	88.15	7.61
5.001% - 5.500%	238	72,962,219	14.64	5.364	4.981	698	72.69	88.87	11.89
5.501% - 6.000%	452	133,650,352	26.81	5.820	5.422	694	75.43	91.22	19.36
6.001% - 6.500%	510	142,545,370	28.59	6.307	5.893	685	76.55	91.89	12.02
6.501% - 7.000%	322	82,601,307	16.57	6.782	6.337	682	77.48	91.42	10.26
7.001% or more	195	47,267,595	9.48	7.790	7.263	678	81.46	93.78	6.79
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 3.990%
Maximum: 11.875%
Weighted Average: 6.199%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000% or less	1	238,500	0.05	6.190	4.685	673	90.00	90.00	100.00
2.001% - 2.250%	46	14,855,485	2.98	6.188	5.813	713	77.20	85.29	25.91
2.251% - 2.500%	20	8,303,507	1.67	5.826	5.451	712	78.93	93.29	0.00
2.501% - 2.750%	45	14,645,489	2.94	6.453	6.078	695	79.55	86.52	0.00
2.751% - 3.000%	308	86,142,677	17.28	5.959	5.570	727	75.41	92.54	2.66
3.001% - 3.250%	160	46,572,630	9.34	6.141	5.766	703	75.30	90.99	7.80
3.251% - 3.500%	203	59,176,858	11.87	6.041	5.653	707	73.73	93.35	2.40
3.501% - 3.750%	390	116,345,334	23.34	6.302	5.921	666	73.61	89.08	5.29
3.751% - 4.000%	91	24,960,306	5.01	5.982	5.598	677	75.86	89.11	2.08
4.001% - 4.250%	10	1,792,400	0.36	6.640	6.265	661	77.24	85.28	27.67
4.251% - 4.500%	17	3,509,335	0.70	6.599	6.122	692	80.42	89.29	51.81
4.501% - 4.750%	28	6,058,688	1.22	6.009	5.528	667	81.26	93.42	72.08
4.751% - 5.000%	208	57,476,709	11.53	6.385	5.912	682	80.23	93.20	10.32
5.001% - 5.250%	27	6,329,616	1.27	6.203	5.584	657	81.62	92.11	49.78
5.251% - 5.500%	48	13,137,621	2.64	6.337	5.758	659	80.58	92.84	56.20
5.501% - 5.750%	60	13,162,172	2.64	6.172	5.675	659	77.79	93.35	64.31
5.751% - 6.000%	49	11,366,705	2.28	6.452	5.892	655	77.03	90.93	41.33
6.001% - 6.250%	24	5,884,419	1.18	6.376	5.938	647	78.02	95.38	84.08
6.251% - 6.500%	18	3,179,192	0.64	6.686	5.731	627	80.99	92.85	80.32
6.501% - 6.750%	10	2,014,845	0.40	7.143	6.207	646	82.87	98.23	69.16
6.751% - 7.000%	6	807,550	0.16	7.288	6.524	616	80.45	91.41	81.38
7.001% - 7.250%	9	1,640,590	0.33	7.562	7.187	642	85.32	99.36	70.63
7.251% - 7.500%	2	374,650	0.08	7.663	6.045	637	87.10	92.73	27.33
8.001% - 8.250%	1	175,750	0.04	9.250	6.965	691	95.00	95.00	0.00
8.251% - 8.500%	1	370,000	0.07	8.520	8.145	657	100.00	100.00	0.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 1.000%
Maximum: 8.270%
Weighted Average: 3.835%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	1	134,000	0.03	5.740	3.435	613	86.46	86.46	100.00
3.501% - 4.000%	9	2,709,674	0.54	4.982	3.792	664	81.25	91.81	48.66
4.001% - 4.500%	46	14,673,377	2.94	5.073	4.380	696	76.78	87.26	16.17
4.501% - 5.000%	185	53,532,095	10.74	5.349	4.847	702	74.11	89.64	17.02
5.001% - 5.500%	426	130,125,197	26.10	5.715	5.320	695	74.49	90.36	15.76
5.501% - 6.000%	491	139,548,105	27.99	6.205	5.809	685	76.30	91.28	12.19
6.001% - 6.500%	397	103,385,323	20.74	6.669	6.291	685	76.87	92.34	10.95
6.501% - 7.000%	115	25,922,912	5.20	7.194	6.771	679	79.14	92.82	5.90
7.001% or more	112	28,490,343	5.71	8.062	7.645	676	81.49	94.70	6.70
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 3.435%
Maximum: 11.500%
Weighted Average: 5.779%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	1,624	459,000,003	92.07	6.177	5.756	690	76.17	91.82	13.08
Fully Amortizing	158	39,521,023	7.93	6.456	6.056	676	76.53	84.52	13.15
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
301 - 330	15	3,753,917	0.75	5.657	5.261	653	81.34	81.34	13.80
351 - 355	3	648,103	0.13	5.576	5.201	668	74.76	91.67	38.67
356 - 360	1,764	494,119,005	99.12	6.204	5.784	689	76.16	91.32	13.04
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 319
Maximum: 360
Weighted Average: 359

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	716	206,074,562	41.34	6.183	5.782	694	74.49	90.19	6.49
1 - 6	1,049	288,295,046	57.83	6.218	5.786	686	77.36	92.13	17.80
7 - 12	2	397,500	0.08	5.315	4.940	700	71.45	86.42	0.00
25 - 36	8	2,651,062	0.53	5.657	5.282	648	77.24	77.24	19.54
37 - 60	7	1,102,855	0.22	5.657	5.208	668	91.21	91.21	0.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 MO LIBOR	3	1,304,500	0.26	6.489	5.960	673	72.05	75.68	0.00
1 YR LIBOR	177	53,994,233	10.83	5.963	5.579	692	76.09	91.57	7.08
6 MO LIBOR	1,602	443,222,292	88.91	6.227	5.803	689	76.22	91.25	13.85
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 12	406	126,451,720	25.37	5.874	5.460	692	76.31	91.54	3.61
13 - 24	1,110	297,178,565	59.61	6.256	5.823	684	76.41	92.25	17.69
25 - 36	159	43,770,475	8.78	6.600	6.225	696	75.45	88.13	6.54
37 - 48	1	364,000	0.07	6.250	5.875	668	80.00	94.95	0.00
49 - 60	86	22,503,664	4.51	6.595	6.220	708	74.98	86.24	5.57
61 - 72	5	908,100	0.18	6.970	6.595	674	73.83	94.62	0.00
73 - 84	12	5,480,502	1.10	5.712	5.337	731	73.30	78.47	43.95
85 - 96	1	294,000	0.06	5.875	5.500	674	70.00	75.00	0.00
109 - 120	2	1,570,000	0.31	5.917	5.542	727	76.66	79.97	100.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1.000%	246	77,147,089	15.48	5.876	5.445	695	76.86	91.77	3.27
2.000%	169	50,461,037	10.12	5.957	5.571	691	75.73	91.98	2.56
3.000%	1,054	289,478,533	58.07	6.288	5.887	690	75.16	90.39	7.49
5.000%	94	33,976,094	6.82	6.527	6.152	708	79.71	91.61	12.95
6.000%	219	47,458,273	9.52	6.200	5.621	657	79.43	94.56	74.45
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.011%

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
9.501% - 10.000%	5	2,233,500	0.45	5.873	5.408	669	70.98	75.12	8.01
10.001% - 10.500%	13	5,531,039	1.11	4.849	4.474	711	78.86	89.78	31.56
10.501% - 11.000%	68	22,154,078	4.44	5.188	4.813	713	74.88	89.42	11.29
11.001% - 11.500%	257	77,606,225	15.57	5.512	5.125	698	72.90	89.37	9.05
11.501% - 12.000%	476	137,580,950	27.60	5.932	5.528	693	75.64	91.28	17.88
12.001% or more	963	253,415,234	50.83	6.675	6.232	682	77.62	92.13	11.51
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 9.875%
Maximum: 17.875%
Weighted Average: 12.133%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	158	39,521,023	7.93	6.456	6.056	676	76.53	84.52	13.15
10	47	17,579,778	3.53	6.377	6.002	705	79.52	90.17	0.00
24	1	155,700	0.03	6.000	5.625	675	79.89	100.00	0.00
36	13	3,234,085	0.65	6.822	6.447	687	82.44	93.12	0.00
60	1,527	424,396,016	85.13	6.170	5.745	689	75.95	92.05	13.21
84	3	1,563,400	0.31	5.729	5.354	779	84.56	84.56	100.00
120	33	12,071,024	2.42	6.015	5.640	703	76.34	86.72	19.99
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	372	108,555,458	21.78	6.463	6.064	693	76.42	88.88	9.56
6	15	4,426,474	0.89	6.258	5.883	690	71.48	90.09	0.00
7	1	248,920	0.05	6.750	6.375	757	80.00	95.00	0.00
12	312	101,125,943	20.29	5.913	5.515	696	74.90	91.38	6.28
24	796	205,434,674	41.21	6.205	5.762	682	76.61	92.20	21.51
36	227	62,465,511	12.53	6.157	5.739	692	77.83	92.35	6.88
48	1	144,800	0.03	6.000	5.625	703	80.00	80.00	0.00
60	58	16,119,246	3.23	6.266	5.853	694	72.50	90.11	0.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	11	2,388,549	0.48	5.655	5.280	684	31.60	32.17	7.41
50.01% - 55.00%	8	1,521,650	0.31	5.648	5.273	679	52.51	52.51	22.48
55.01% - 60.00%	12	6,385,601	1.28	5.847	5.472	668	57.59	69.47	35.67
60.01% - 65.00%	33	14,005,146	2.81	5.928	5.553	666	63.69	70.60	6.95
65.01% - 70.00%	541	149,462,762	29.98	5.882	5.507	699	69.79	90.01	4.05
70.01% - 75.00%	65	19,412,517	3.89	6.314	5.939	677	73.81	82.24	22.51
75.01% - 80.00%	991	272,779,389	54.72	6.327	5.952	688	79.85	95.02	15.59
80.01% - 85.00%	25	6,938,939	1.39	6.320	5.260	659	84.14	84.24	39.78
85.01% - 90.00%	63	17,264,299	3.46	6.714	5.634	679	89.36	89.37	23.01
90.01% - 95.00%	28	6,963,924	1.40	7.263	6.211	677	94.90	94.90	15.36
95.01% - 100.00%	5	1,398,250	0.28	6.928	6.201	669	99.79	100.00	51.12
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 9.37
Maximum: 100.00
Weighted Average: 76.20

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	10	2,307,349	0.46	5.621	5.246	683	31.05	31.05	7.67
50.01% - 55.00%	8	1,521,650	0.31	5.648	5.273	679	52.51	52.51	22.48
55.01% - 60.00%	6	1,916,951	0.38	5.604	5.229	677	57.13	57.13	14.50
60.01% - 65.00%	24	10,876,861	2.18	5.838	5.463	660	63.12	63.51	8.04
65.01% - 70.00%	74	25,754,486	5.17	5.857	5.482	685	68.20	68.92	10.80
70.01% - 75.00%	33	12,312,078	2.47	6.204	5.829	679	72.94	73.56	10.29
75.01% - 80.00%	186	52,998,753	10.63	6.225	5.850	681	78.34	79.57	7.38
80.01% - 85.00%	44	14,823,623	2.97	6.169	5.474	661	77.20	84.14	24.61
85.01% - 90.00%	270	77,497,458	15.55	6.257	5.725	695	76.69	89.67	9.37
90.01% - 95.00%	319	76,677,384	15.38	6.398	5.961	698	77.01	94.84	5.26
95.01% - 100.00%	808	221,834,433	44.50	6.177	5.800	690	77.71	99.93	18.32
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum: 9.37
Maximum: 100.00
Weighted Average: 91.24

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	866	300,602,407	60.30	6.054	5.650	693	75.51	90.66	9.39
Florida	225	43,706,321	8.77	6.431	5.986	688	75.53	91.09	10.35
Virginia	79	22,758,211	4.57	6.498	5.987	685	79.94	95.48	14.37
Nevada	76	18,114,703	3.63	6.276	5.884	686	77.22	92.46	8.59
Maryland	63	17,758,994	3.56	6.563	6.157	687	77.95	92.74	25.55
Other	473	95,580,389	19.17	6.396	5.951	680	77.25	91.62	24.19
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	251	89,038,766	17.86	6.033	5.635	693	75.58	89.10	12.20
South CA	615	211,563,642	42.44	6.062	5.657	692	75.49	91.32	8.20
States Not CA	916	197,918,618	39.70	6.419	5.975	684	77.24	92.12	18.70
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
92592	6	2,819,758	0.57	5.799	5.424	683	78.90	97.53	8.57
93906	5	2,524,507	0.51	5.777	5.402	679	75.47	84.00	0.00
92880	6	2,521,200	0.51	5.588	5.076	724	79.52	92.79	0.00
94587	7	2,305,757	0.46	6.461	6.086	697	76.53	97.91	0.00
92882	5	2,114,248	0.42	6.031	5.656	677	75.71	89.60	17.97
92114	6	2,083,600	0.42	5.896	5.303	680	80.90	97.27	14.78
90291	3	2,018,440	0.40	6.007	5.632	691	76.07	87.30	0.00
92657	1	2,000,000	0.40	5.625	5.250	647	57.15	65.72	100.00
92584	6	1,918,226	0.38	5.816	5.441	693	76.49	99.93	16.99
95687	5	1,886,950	0.38	6.018	5.643	701	77.10	93.30	0.00
Other	1,732	476,328,342	95.55	6.213	5.793	689	76.22	91.27	13.01
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	17	3,994,118	0.80	6.513	6.138	589	73.27	78.25	52.73
601 - 620	84	16,871,101	3.38	6.394	5.694	612	79.79	90.20	76.10
621 - 640	202	54,648,467	10.96	6.313	5.844	631	76.87	87.64	22.87
641 - 660	281	80,937,631	16.24	6.391	5.954	651	76.50	90.74	12.81
661 - 680	295	86,275,517	17.31	6.198	5.797	671	75.01	89.70	9.14
681 - 700	271	77,213,323	15.49	6.182	5.780	690	76.17	93.59	7.21
701 - 720	189	51,495,721	10.33	6.122	5.733	710	77.29	94.39	10.65
721 - 740	141	39,227,344	7.87	5.942	5.557	730	75.32	92.72	6.70
741 - 760	130	34,633,093	6.95	6.171	5.775	750	75.83	92.30	5.23
761 or more	172	53,224,709	10.68	6.010	5.630	778	75.93	91.29	7.56
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Minimum (not less than 400): 554
Maximum: 816
Non Zero Weighted Average: 689

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Townhouse	13	2,799,258	0.56	6.831	6.456	692	77.75	96.38	9.15
Two-Four Family Units Unknown	5	1,630,300	0.33	7.004	6.629	722	82.51	93.54	0.00
Condominium	202	48,321,248	9.69	6.126	5.733	700	75.96	94.79	10.23
PUD	301	91,466,658	18.35	6.133	5.729	691	75.92	91.53	9.89
Single Family	1,091	295,973,860	59.37	6.166	5.728	684	76.71	91.41	16.00
Two- to Four Family	170	58,329,701	11.70	6.476	6.101	700	73.98	86.68	6.21
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	482	112,958,940	22.66	6.256	5.881	705	73.36	85.79	5.40
Primary	1,238	371,502,495	74.52	6.173	5.740	683	77.13	92.96	15.75
Secondary	62	14,059,591	2.82	6.423	6.011	709	74.40	89.64	4.40
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	1,244	339,109,949	68.02	6.227	5.830	698	77.11	95.24	10.56
Cash Out Refinance	433	134,697,426	27.02	6.149	5.671	671	73.68	81.14	14.99
Rate/Term Refinance	105	24,713,651	4.96	6.083	5.678	667	77.41	91.51	37.29
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Full	273	65,221,479	13.08	6.043	5.542	662	78.30	93.38	100.00
Limited	1	272,000	0.05	6.375	6.000	732	80.00	80.00	0.00
No Doc	145	41,682,667	8.36	6.500	5.968	685	78.01	82.60	0.00
No Ratio	11	4,846,350	0.97	6.078	5.703	677	80.38	87.60	0.00
Reduced	1,305	373,157,704	74.85	6.201	5.807	694	75.64	91.94	0.00
Stated Doc	47	13,340,826	2.68	5.990	5.615	700	74.17	89.79	0.00
Total:	1,782	498,521,026	100.00	6.199	5.779	689	76.20	91.24	13.08

The analysis in this report is based on information provided solely by Impac Funding Corporation. This report has been provided solely by UBS Securities LLC. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted